Martin R. Rosenbaum

Direct Dial:  (612) 672-8326

Email: martin.rosenbaum@maslon.com

May 28, 2019

Via EDGAR

Mr. Justin Dobbie Legal Branch Chief Securities and Exchange Commission Division of Corporation Finance Office of Transportation and Leisure 100 F Street, N.E. Washington, DC 20549

Re:	Air T, Inc. (the “Company”) Registration Statement on Form S-1 Filed November 20, 2018, as amended on January 22, 2019 File No. 333-228485

Dear Mr. Dobbie:

This letter responds on behalf of the Company to your comment letter dated February 13, 2019, with respect to the above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter your original comment (in bold) followed by our response.

General

1.

Refer to prior comment 1. Please register the distribution of the transferable warrants or provide additional analysis why the distribution of transferable warrants should not be included in this registration statement.

RESPONSE:

We have revised the amended registration statement to register the initial distribution of the warrants.

Please note that we have also amended the registration statement to change the face value of the Alpha Income Trust Preferred Securities to $2.50, and the exercise price of the Warrants to be $2.40 for one share of Alpha Income Trust Preferred Securities. We have also increased the amount of Alpha Income Trust Preferred Securities registered from $17,000,000 to $21,000,000.

* * * * *

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

May 28, 2019

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8326, or by email at martin.rosenbaum@maslon.com.

Very truly yours,

Martin R. Rosenbaum

cc:     Nick Swenson